Exhibit 99.1

Convocation of General Shareholders’ Meeting for the Fiscal Year 2002

On February 5, 2003, the board of directors of Kookmin Bank has approved and ratified to convene the annual shareholders’ meeting for the fiscal year of 2002 as follows:

■	Time	Friday, March 21, 2003, 10 A.M.

■	Venue	Auditorium, 4 th floor, Yoido Headquarters, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758

■	Agenda
1)	Approval of non-consolidated financial statements (Balance sheet, Income statement and Statement of appropriation of retained earnings) for the fiscal year 2002
2)	Amendment to the Articles of Incorporation
3)	Appointment of Directors
4)	Appointment of candidates for the members of the Audit Committee, who are not non-executive directors
5)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors
6)	Approval of granting stock options

The shareholders may exercise their voting rights in writing without attending the meeting in person.